FOR IMMEDIATE RELEASE

Contact: Mike Ogburn
(502) 636-4515, office
(502) 262-0224, cellular
mogburn@kyderby.com

CHURCHILL DOWNS INCORPORATED REPORTS SECOND QUARTER REVENUES AND EARNINGS PER SHARE

LOUISVILLE, Ky. (July 22, 2003) – Churchill Downs Incorporated ("CDI" or the "Company") (Nasdaq: CHDN) today reported results for the second quarter ended June 30, 2003, which included record quarterly revenues, net earnings and earnings per share.

Net revenues for the second quarter reached $180.5 million, an increase of 4.6 percent compared with $172.6 million for the same period last year. Net earnings for the quarter were $28.0 million, a 21.2-percent increase over net earnings of $23.1 million in 2002. Diluted earnings per share totaled $2.09, compared with $1.73 for the second quarter of 2002. Results for the first half of 2003 are outlined in the accompanying tables.

Thomas H. Meeker, CDI's president and chief executive officer, attributed the Company's revenue growth for the quarter primarily to record-wagering results on the Kentucky Derby and Oaks, a shift in racing dates from the fourth quarter to the second, and strong growth of the Churchill Downs Simulcast Network ("CDSN") fueled in part by additional racing dates. Wagering on Derby and Oaks Days increased 13.8 and 8.2 percent, respectively. CDI benefited from 19 additional live race days at Arlington Park in the second quarter of 2003 compared to 2002, and CDSN net revenues increased 23.6 percent over the same period a year ago.

"Our signature event, the Kentucky Derby, continues to stand apart as one of the world's unique sporting events," Meeker said. "This year's Derby generated record wagering, filled to capacity our available Jockey Club Suites, and set the stage for an exciting Triple Crown run. The quality of our live racing and the demand for our product carried over in Churchill Downs racetrack's record-setting Spring Meet and in CDSN's growth over the quarter, which was buoyed by a shift in race start times, continued expansion of account wagering, and gains in market share aided in part by inclement weather in the northeast. These factors, coupled with a favorable racing calendar, enabled us to deliver earnings per share for the quarter that exceeded the range previously estimated by the Company."

Meeker added, "Some of the elements that contributed to our strong second quarter will work against us in the third quarter and remainder of the year. Instead of enjoying incremental revenues from our Master Plan expansion as we did in the second quarter, we will conversely incur expenses associated with the demolition phase of construction. In addition, our racing calendar for the quarter results in 37 fewer days of live racing compared to the same period in 2002. Accordingly, for the third quarter we estimate earnings per share of $0.55 to $0.58, down from $0.59 per share in the year-earlier period. Our full-year estimate of earnings at this time remains approximately $1.80 per share, compared with $1.57 per share in 2002, which includes an asset impairment charge at Ellis Park that reduced earnings by $0.21."

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A conference call regarding this release is scheduled for Wednesday, July 23, at 9 a.m. (EDT). Investors and other interested parties may listen to the teleconference by accessing the online, real-time Web cast and broadcast of the call at www.churchilldownsincorporated.com/investor_relations or www.companyboardroom.com, or by calling (913) 981-5591 at least 10 minutes before the appointed time. The online replay will be available at approximately noon (ET) and continue for two weeks. An eight-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 641135 when prompted for the access code.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. The Company's racetracks in California, Florida, Illinois, Indiana and Kentucky host 115 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI racetracks have hosted nine Breeders' Cup World Thoroughbred Championships – more than any other North American racing company. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

This news release contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements involve risks and uncertainties that could cause our actual operating results and financial condition to differ materially. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from war and terrorist activities or political uncertainties; the impact of increasing insurance costs; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; a substantial change in law or regulations affecting our pari-mutuel activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional racetrack near our Indiana operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; the impact of interest rate fluctuations; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; the economic environment; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; the loss of our totalisator companies or their inability to keep their technology current; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS
for the six and three months ended June 30, 2003 and 2002
(Unaudited)
(In thousands, except per share data)

| | Six Months Ended June 30, | | Three Months Ended June 30, | |
	2003	2002	2003	2002
Net revenues	$214,285	$203,599	$180,496	$172,627
Operating Expenses	166,967	162,430	123,425	122,701
Gross profit	47,318	41,169	57,071	49,926
Selling, general and administrative expenses	16,873	17,268	8,765	8,872
Operating income	30,445	23,901	48,306	41,054
Other income (expense):				
Interest income	135	174	73	93
Interest expense	(3,306)	(4,967)	(1,479)	(2,315)
Miscellaneous, net	553	(591)	151	(422)
	(2,618)	(5,384)	(1,255)	(2,644)
Earnings before provision for income taxes	27,827	18,517	47,051	38,410
Provision for income taxes	(11,298)	(7,444)	(19,026)	(15,302)
Net earnings	$ 16,529	$ 11,073	$ 28,025	$ 23,108
Net earnings per common share data:				
Basic	$1.26	$0.84	$2.13	$1.76
Diluted	$1.24	$0.83	$2.09	$1.73
Weighted average shares outstanding:				
Basic	13,167	13,110	13,174	13,115
Diluted	13,367	13,341	13,380	13,338

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION BY OPERATING UNIT
for the six and three months ended June 30, 2003 and 2002
(Unaudited)
(In thousands)

	Six Months Ended June 30,		Three Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Net revenues from external customers:				
Kentucky Operations	$ 57,852	$ 56,007	$ 52,954	$ 50,411
Hollywood Park	41,765	42,217	36,796	37,185
Calder Race Course	19,988	19,673	18,856	18,603
Arlington Park	34,047	26,417	22,058	20,298
Hoosier Park	20,451	26,629	11,021	14,593
CDSN	37,988	30,742	37,145	30,045
Total racing operations	212,091	201,685	178,830	171,135
Other investments	1,253	1,104	725	692
Corporate revenues	941	810	941	800
	$214,285	$203,599	$180,496	$172,627
Intercompany net revenues:				
Kentucky Operations	$ 16,229	$ 13,344	$ 16,229	$ 13,344
Hollywood Park	6,906	6,270	6,902	6,270
Calder Race Course	3,585	3,152	3,337	2,968
Arlington Park	2,732	1,217	2,732	1,217
Hoosier Park	37	34	33	34
Total racing operations	29,489	24,017	29,233	23,833
Other investments	899	876	755	757
Corporate expenses	552	801	269	373
Eliminations	(30,940)	(25,694)	(30,257)	(24,963)
	$ -	$ -	$ -	$ -

EBITDA:

Kentucky Operations	$ 23,270	$ 19,700	$ 28,417	$ 24,911
Hollywood Park	7,339	6,806	9,554	9,023
Calder Race Course	1,462	819	4,129	3,894
Arlington Park	958	(2,488)	2,427	(227)
Hoosier Park	1,219	3,878	545	1,888
CDSN	9,363	7,505	9,144	7,242
Total racing operations	43,611	36,220	54,216	46,731
Other investments	466	(352)	431	(20)
Corporate expenses	(2,908)	(2,835)	(1,081)	(1,231)
Eliminations	-	(62)	-	(2)
	$ 41,169	$ 32,971	$ 53,566	$ 45,478

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION
for the six and three months ended June 30, 2003 and 2002
(Unaudited)
(In thousands)

The following table is a reconciliation of our non-GAAP financial measure of EBITDA to the accompanying financial statements:

	Six Months Ended June 30,		Three Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Total EBITDA	$41,169	$32,971	$53,566	$45,478
Depreciation and amortization	(10,171)	(9,661)	(5,109)	(4,846)
Interest income (expense), net	(3,171)	(4,793)	(1,406)	(2,222)
Provision for income taxes	(11,298)	(7,444)	(19,026)	(15,302)
Net earnings	$16,529	$11,073	$28,025	$23,108

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CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2003 (unaudited)	December 31, 2002	June 30, 2002 (unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 27,185	$ 14,662	$ 26,381
Restricted cash	14,168	3,247	16,931
Accounts receivable, net	45,695	34,435	36,270
Deferred income taxes	3,043	2,159	2,022
Other current assets	5,564	5,988	5,081
Total current assets	95,655	60,491	86,685
Other assets	11,962	10,606	12,213
Plant and equipment, net	347,699	338,381	338,696
Goodwill, net	52,239	52,239	52,239
Other intangible assets, net	7,313	7,495	7,678
	$514,868	$469,212	$497,511
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 64,435	$ 31,189	$ 75,070
Accrued expenses	35,853	31,782	36,512
Dividends payable	-	6,578	-
Income taxes payable	8,510	727	5,155
Deferred revenue	7,653	14,876	4,979
Long-term debt, current portion	472	508	490
Total current liabilities	116,923	85,660	122,206
Long-term debt, due after one year	119,811	122,840	116,672
Other liabilities	14,053	12,603	13,585
Deferred income taxes	13,103	13,112	15,119
Total liabilities	263,890	234,215	267,582
Commitments and contingencies	-	-	-
Shareholders' equity:			
Preferred stock, no par value;			
250 shares authorized; no shares issued	-	-	-
Common stock, no par value; 50,000 shares authorized; issued: 13,183 shares June 30, 2003, 13,157 shares December 31, 2002, and 13,115 shares June 30, 2002	126,725	126,043	125,132
Retained earnings	125,770	109,241	105,923

Accumulated other comprehensive loss	(1,517)	(222)	(1,061)
Note receivable for common stock	-	(65)	(65)
	250,978	234,997	229,929
	$514,868	$469,212	$497,511

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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